Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, Florida 32084

September 2, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Celeste M. Murphy, Legal Branch Chief Division of Corporation Finance John J. Harrington, Esq. Kathryn Jacobson Sharon Virga

Re:	Energy Telecom, Inc. Amended Registration Statement on Form S-1/A File No. 333-167380 Amended Registration Statement filed August 24, 2010

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 2, 2010 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of Energy Telecom, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Current Operating Trends and Financial Highlights, page 12

Revenue, page 13

1.	Please disclose the purchase price of the purchase order for 1,000 sets of eyewear which you are required to pay even if you are unable to sell them.

Response

The purchase price in the purchase order is the subject of a pending request for confidential treatment.  Accordingly, we have not disclosed the requested information.

2.
Tell us how you accounted for the cost of the 99 units of eyewear since it appears that you did not record them in inventory.  Further, we note that you placed 23 units for sale on Amazon.com on June 25, 2010 and all units were sold by July 1, 2010.  Tell us why you did not recognize any revenues and related costs of revenues for such sales of eyewear during the 3 months ended June 30, 2010.  Finally, revise your disclosures to include the total revenues recognized (including the per unit selling price) and the total costs of the eyewear, including how they were accounted for and in what period they were recognized in your financial statements.

Response

The 99 units of eyewear were not all recorded as inventory as some were for marketing or other purposes and not held for sale.  The cost for such units that are not held for sale have been recognized as expenses in the period in which they were purchased.   All units that are held for sale are recorded as inventory, as reflected in our unaudited balance sheet dated June 30, 2010.

As we disclosed in several places in the registration statement, we received orders through Amazon.com for the 23 units by July 1, 2010, however, they were not recorded as revenue until the eyewear were shipped in July 2010.  The nomenclature used to reflect that they were “sold” is separate and distinct from generally accepted accounting principles relating to when revenue is recognized.  The Company recognizes revenue is accordance with GAAP and, specifically the guidance contained in SAB 104.  As a result, all revenues and related costs of revenues for such eyewear began to be recognized in the three month period ending September 30, 2010, which is when the eyewear was first shipped.

As the revenue is not to be recognized until the three months ending September 30, 2010, we will include such disclosure at that time in the financial statements and provide the required narrative disclosure in the MD&A section.  We already disclose elsewhere in the registration statement that we have generated minimal revenue, which amount provides no greater clarification or understanding to investors at this point.

Securities and Exchange Commission
September 2, 2010

Business, page 18

Manufacturing Operations, page 23

3.
In earlier versions of your registration statement, you disclosed that Samsin USA was a wholly owned subsidiary of Samsin Innotec.  However, we note that you have deleted this disclosure from your most recent amendment and now disclose that Mr. Perszyk is a minority shareholder of Samsin USA.  So that investors can better understand the significance of your agreements with Samsin USA and Samsin USA’s ability to perform those agreements “through Samsin Innotec”, please explain the nature of the relationship between Samsin USA and Samsin Innotec.

Response

In connection with our response on the last amended registration statement, we received clarification from Mr. Perszyk regarding the relationship between Samsin USA and Samsin Innotec.  Samsin USA is not a wholly-owned subsidiary of Samsin Innotec, however, both entities are under common ownership of a single individual, who owns a majority of the capital stock of each entity.  It is our understanding that this was structured in such a way because of certain securities rules in South Korea, where Samsin Innotec is incorporated and operates.  There are no formal agreements between Samsin USA and Samsin Innotec, however, because of the common control, any work that is contracted to Samsin USA can be performed with, through or in conjunction with Samsin Innotec.  To help investors better understand this relationship, we intend to amend the language in this section in the final prospectus to state:

“Samsin USA and Samsin Innotec are separate entities under common ownership of a single individual, who owns a majority of the capital stock of each entity.  As a result of this common control, any work that is contracted to Samsin USA can be performed with, through or in conjunction with Samsin Innotec.”

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ THOMAS RICKARDS
Thomas Rickards
        Chief Executive Officer